FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August      , 2008
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)
Date August 25, 2008	By	/s/ Masashiro Kobayashi
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Interim Report For The 108th Business Term From January 1,2008 to June 30,2008 Canon Inc.

TRANSLATION

2003

2004

2005

2006

2007

2008

# Interim Report For The 108th Business Term

From January 1, 2008 to June 30, 2008

CANON INC.

2009

2010

2011

2012

2013

2014

To Our Shareholders

     We are pleased to present our report for the summary of the first half of our 108th business term (from January 1, 2008 to June 30, 2008).
     Reviewing conditions in both the Japanese and overseas economies during the first half of the current business term, the U.S. economy decelerated due to depressing residential investment in the wake of the subprime loan issue, and with soaring crude oil prices weighing on corporate profits and stifling personal consumption. European economies also slowed down under the impact from the U.S. economic situation. Asian economies sustained high growth centered in China, although growth rates diminished due to the sluggish EU and U.S. economies. Meanwhile, there was stagnation in the Japanese economy due to factors such as a stalling of exports from the global economic slowdown, a squeeze on corporate profits from soaring prices of crude oil and raw materials, and weak consumer spending due to inflation. In foreign exchange markets, compared with the first half of the previous fiscal year, the yen rose substantially against the U.S. dollar and rose slightly against the euro.
     As to the conditions of the markets in which the Canon Group operates, demand for digital cameras grew steadily for both single lens reflex (SLR) and compact types, while demand for color laser beam printers also continued to grow. For networked multifunctional devices, demand continued to shift from black-and-white to color machines. In the area of inkjet printers, rising demand for multifunction devices covered for a decline in single-function devices, leaving overall demand unchanged. Demand for mirror projection mask aligners for LCDs improved substantially due to recovered capital expenditures at LCD panel manufacturers, but demand for semiconductor production equipment was sluggish as memory device manufacturers restrained new capital investment.
     Under these business conditions, facing the third year of Phase III (2006 to 2010) of our “Excellent Global Corporation Plan,” to enable the manufacture of attractive products at a low cost and timely market introduction, the Canon

Group worked to reduce costs and raise operational efficiency by continuing to move forward with various measures in each area of development, procurement, production and sales, and also strengthened operating frameworks by newly establishing an Executive Officer System.
     As to the earnings for the first half of the current business term, on a consolidated basis, we recorded net sales of 2,113.4 billion yen (down 2.5% from the first half of 2007), income before taxes and minority interests of 339.2 billion yen (down 16.5%), and net income of 214.5 billion yen (down 15.9%). Also on a non-consolidated basis, we recorded net sales of 1,395.3 billion yen (up 1.8%), ordinary profit of 256.2 billion yen (down 15.2%), and net income of 168.4 billion yen (down 16.2%).
     For the interim dividend, we have decided to pay 55.0 yen per share from August 26.
     For the second half of the current business term, amid uncertainty over prices of natural resources, interest rates and foreign exchange rates, we expect a continued slowdown in global economic growth, and with competition intensifying more and more, business conditions for the Canon Group will remain extremely severe. Despite these adverse circumstances, the Canon Group is committed to making all necessary efforts to achieve improved results in the second half of the fiscal year.
     We look forward to your continued support and encouragement in the future.
August 2008
Fujio Mitarai
Chairman & CEO
Tsuneji Uchida
President & COO

  Change in Profits

Net Sales (Consolidated) 100 MILLIONS OF YEN	Net Sales (Non-Consolidated) 100 MILLIONS OF YEN

Income before Income Taxes and Minority Interests (Consolidated) 100 MILLIONS OF YEN	Ordinary Profit (Non-Consolidated) 100 MILLIONS OF YEN

Net Income (Consolidated) 100 MILLIONS OF YEN	Net Income (Non-Consolidated) 100 MILLIONS OF YEN

  Business Conditions by Operations
■ Sales by Operations
Consolidated

Operations	Sales	Change from the First
	(100 millions of yen)	Half of Fiscal 2007 (%)

Business Machines	13,890	(4.0)
Office Imaging Products	5,991	(5.3)
Computer Peripherals	7,432	(2.3)
Business Information Products	467	(12.6)

Cameras	5,294	1.9

Optical and Other Products	1,950	(2.8)

Total	21,134	(2.5)

Non-Consolidated

Operations	Sales	Change from the First
	(100 millions of yen)	Half of Fiscal 2007 (%)

Business Machines	8,884	(3.9)
Office Imaging Products	2,566	(7.4)
Computer Peripherals	6,318	(2.4)

Cameras	4,139	12.2

Optical and Other Products	930	19.7

Total	13,953	1.8

Consolidated	Non-Consolidated

Note:
Regarding the segment of “Business Information Products” within the “Business Machines” category in the consolidated information above, there were no sales on a non-consolidated basis.

■ Business Machines Operations
Office Imaging Products
     In the “imageRUNNER series” of office-use digital networked multifunctional devices, we launched seven new models for four types of color machines in the Japanese market to accommodate to the market shift from black-and-white to color machines. We strengthened our product range especially by launching our affordable “iR C3580F/C3080F” with their printing speeds enhanced but without compromising their energy conservation and space-saving features, as well as the “iR C2550F” which offers the same basic functions at a lower price. Meanwhile, our top-line “iR C5185” continued to perform well in the U.S. In black-and-white devices, we worked to increase sales of the high-speed “iR5075N/5065N” multifunctional devices. Moreover, we promoted our solutions business by proposing printing environments adjusted to customers’ business formats and needs by using the Multifunctional Embedded Application Platform (“MEAP”) capable of expanding the range of functions installed on our “imageRUNNER series.”
     In the “imagePRESS series” of printers for digital commercial printing, the “imagePRESS C7000VP” was chosen for the Best 10 New Products Award presented by the Nikkan Kogyo Shimbun and concurrently received the Masuda Award which is given to products of special excellence. Additionally, we expanded our product range with the launch of the “imagePRESS C6000” which is capable of printing 60 pages per minute in both color and black-and-white.
     In the multifunctional black-and-white machines for individuals and small-business owners, we launched two new products such as the “Satera MF4270” which combines four functions (copier, printer, color scanner and fax) and an automated double-sided printing function in a compact body while offering a printing speed of 20 pages per minute, and worked to expand sales of these products.
     As a result of these activities, sales for this segment fell by 5.3% on a consolidated basis and by 7.4% on a non-consolidated basis, both in comparison to the first half of 2007.

Change in Sales
100 MILLIONS OF YEN
Consolidated

Non-Consolidated

Computer Peripherals
     In the inkjet printers market, there was a moderate yet definite tendency towards a decline in prices, and market conditions remained severe. At the same time, the shift from single-function to multifunctional devices continued. Under this environment, in multifunctional devices, we launched the “PIXUS MX7600” suited for office-use and equipped with our newly developed “PgR” technology enabling high-grade printing on regular paper, and the home-use “PIXUS MX850” equipped with a duplex Auto Document Feeder, and worked to promote sales of these products. In single-function devices, we expanded our product range with the launch of the “PIXUS iP2600,” an entry model featuring slim form and stylish design, and the compact “PIXUS iP100” photo printer which offers five color ink, minimum 1pl ink drop size, and high-quality resolution printing of 9600 dpi. As a result, we were able to substantially increase unit sales of inkjet printers despite the sluggish market. Meanwhile, sales of consumables including ink cartridges were also strong.
     Regarding laser beam printers, OEM-brand products continued robust expansion in color products. In black-and-white products, the growth of multifunctional devices sustained strong but single-function devices slowed down. For Canon-brand products, in color machines, we launched the “Satera LBP5050/5050N” which features a compact body, only 262mm in height, and a color printing speed of 8 pages per minute, and worked to promote sales of these products. In black-and-white machines, we launched five models including the “Satera LBP3980” capable of printing 35 pages per minute and up to A3 size, and the “Satera LBP3310” capable of printing A4 size and equipped with an automatic duplexing capability as standard. Additionally, we worked to expand our solutions business utilizing the “MEAP-Lite” function expansion system.
     As a result of these activities, sales for this segment fell by 2.3% on a consolidated basis and by 2.4% on a non-consolidated basis, both in comparison to the first half of 2007.

Change in Sales
100 MILLIONS OF YEN
Consolidated

Non-Consolidated

Business Information Products
     The office-use document scanners market continued to grow due to document digitization becoming widespread. Demand has been rising especially for low-priced compact products due to corporations carrying out upgrades of their internal PC and network environments. Under these conditions, in the “image FORMULA series” handled by Canon Electronics Inc., we launched the “DR-X10C” as a new version of the flagship model and promoted the compact and affordable “DR-2510C” and “DR-2010C,” achieving a steady growth in unit sales as a result.
     Regarding calculators handled by Canon Electronics Business Machines (H.K.) Co., Ltd., we launched in the Japanese market the “FN-600” equipped with financial calculator functions such as loan calculations and worked to expand sales. Regarding electronic dictionaries handled by the same company, we launched the “wordtank V903” which offers rich Chinese language content for learners of Chinese, and the “wordtank C36” for high-school students, and worked to expand sales. Despite these efforts, sales of electronic dictionaries declined.
     Sales of servers and personal computers handled by Canon Marketing Japan Inc. declined as that company focused on its shift from sales of single products to the solutions business.
     As a result of these activities, sales for this segment fell by 12.6% on a consolidated basis in comparison to the first half of 2007. For this segment, there were no sales on a non-consolidated basis.

Change in Sales
100 MILLIONS OF YEN
Consolidated

■ Camera Operations
     In digital cameras, demand for SLR models continued to grow. Under these conditions, in the “EOS Kiss series” which has been widely popular in the market, we expanded our product range with the launch of the affordable “EOS Kiss X2” which accomplishes an even higher image quality owing to its 12.2 mega pixel CMOS sensor, and its sibling model, the “EOS Kiss F” for first-time users of SLR. Furthermore, as we worked to promote sales of the “EOS 40D” for advanced amateur photographers and other products, sales of SLR models developed positively. Consequently, sales of our EF lens series, dedicated flashes and other products also marked sound sales increases.
     Regarding compact digital cameras, in our stylishly designed “IXY DIGITAL series,” we launched four models including the “IXY DIGITAL 20 IS” which features an enhanced image stabilization and a 3x zoom function with upgraded color variation, and the “IXY DIGITAL 820 IS” which boasts a optical 5x zoom function. Additionally, in the “PowerShot series” with its ample product range for a variety of photographic styles, we launched three new products including the “PowerShot A590 IS” which realized a combination of high performance with ease of use by loading “Easy” mode that enables easy shots of beautiful photographs and features optical 4x zoom function. Sales of digital compact cameras increased as a result.
     In compact photo printers, in the dye sublimation “SELPHY series,” we strengthened our range of products by launching two new models including the “CP770” based on a new concept targeting “mothers with small children.”
     In digital video cameras, we increased our share of the market for HD video cameras by launching new products such as the “iVIS HF10” which enables recording up to twelve hours by loading double memory comprised of an internal flash memory and an SD card slot as recording medium.
     As a result of these activities, sales for this segment grew by 1.9% on a consolidated basis and by 12.2% on a non-consolidated basis, both in comparison to the first half of 2007.

Change in Sales
100 MILLIONS OF YEN
Consolidated

Non-Consolidated

■ Optical and Other Products Operations
     In mirror projection mask aligners for LCDs, the market improved substantially as panel manufacturers made proactive capital investment in reaction to the improved demand and supply situation for large-size LCD panels and rising panel prices. Under these conditions, as we worked to promote sales of our “MPAsp-H710,” the eighth-generation mirror projection mask aligners for LCDs and other products, sales resulted in significant sales growth.
     In semiconductor production equipment, we experienced lower sales amid sustained severe market conditions due to falling demand caused by semiconductor manufacturers curbing capital investment in reaction to slumping semiconductor prices.
     Regarding large-format inkjet printers, in the “imagePROGRAF series,” we launched the “imagePROGRAF iPF720” capable of printing A0-plus paper for businesses that use CAD drawings for architecture or design, and the “imagePROGRAF iPF605” capable of printing A1-plus paper. Sales posted solid growth as a result. Additionally, we launched “PosterArtist 2008,” a software application for the easy production of professional quality posters.
     Regarding broadcast-use television lenses, we promoted sale of television lenses including “DIGISUPER 86AF” equipped with an autofocus function adaptive to high definition television.
     In medical equipment, we launched “CR-1,” a non-mydriatic digital retinal camera capable of producing high-quality images for medical examinations at two-thirds less flash intensity than before.
     Sale of die bonders handled by Canon Machinery Inc. and magnetic head film deposition equipment handled by Canon ANELVA Corporation were depressed amid sluggish market conditions.
     As a result of these activities, sales for this segment fell by 2.8% on a consolidated basis and grew by 19.7% on a non-consolidated basis, both in comparison to the first half of 2007.

Change in Sales
100 MILLIONS OF YEN
Consolidated

Non-Consolidated

  Consolidated Financial Statements
Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
Consolidated Balance Sheets

ASSETS	Millions of yen
	As of June 30, 2008 (Unaudited)		As of Dec. 31, 2007

Current assets:
Cash and cash equivalents	866,395		944,463
Short-term investments	20,931		20,499
Trade receivables, net	703,690		794,240
Inventories	614,179		563,474
Prepaid expenses and other current assets	278,608		286,111

Total current assets	2,483,803		2,608,787

Noncurrent receivables	14,748		15,239
Investments	129,084		90,086
Property, plant and equipment, net	1,384,775		1,364,702
Other assets	445,786		433,811

Total assets	4,458,196		4,512,625

LIABILITIES AND STOCKHOLDERS’ EQUITY	Millions of yen
	As of June 30, 2008 (Unaudited)		As of Dec. 31, 2007

Current liabilities:
Short-term loans and current portion of long-term debt	16,114		18,317
Trade payables	511,112		514,226
Accrued income taxes	106,407		150,726
Accrued expenses	316,407		357,525
Other current liabilities	182,574		215,911

Total current liabilities	1,132,614		1,256,705

Long-term debt, excluding current installments	10,138		8,680
Accrued pension and severance cost	42,979		44,710
Other noncurrent liabilities	53,268		57,324

Total liabilities	1,238,999		1,367,419

Minority interests	211,268		222,870
Commitment and contingent liabilities
Stockholders’ equity:
Common stock	174,736		174,698
[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]
[Issued shares] (share)	[1,333,711,360	]	[1,333,636,210	]
Additional paid-in capital	402,866		402,991
Legal reserve	52,500		46,017
Retained earnings	2,852,485		2,720,146
Accumulated other comprehensive income (loss)	(18,444)		34,670
Treasury stock, at cost	(456,214)		(456,186)
[Treasury shares] (share)	[72,594,874	]	[72,588,428	]

Total stockholders’ equity	3,007,929		2,922,336

Total liabilities and stockholders’ equity	4,458,196		4,512,625

Notes:
1.	Allowance for doubtful receivables	13,213 million yen
2.	Accumulated depreciation of property, plant and equipment	1,683,150 million yen
3.	Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.
4.	Time deposits and Marketable securities, which had been previously disclosed separately in the consolidated balance sheets, have been reclassified to Short-term investments to conform to the current year presentation.
5.	Collateral assets	223 million yen
6.	Guarantees of bank borrowings by employees and consolidated subsidiaries and affiliated companies	26,066 million yen
7.	Number of consolidated subsidiaries and affiliated companies accounted for under equity method is 240 and 18 respectively.

Consolidated Statements of Income

Millions of yen
	Six months ended	Six months ended
	June 30, 2008	June 30, 2007
	(Unaudited)	(Unaudited)

Net sales	2,113,432	2,166,724
Cost of sales	1,071,977	1,059,170

Gross profit	1,041,455	1,107,554

Operating expenses:
Selling, general and administrative expenses	535,009	548,411
Research and development expenses	175,463	170,267

	710,472	718,678

Operating profit	330,983	388,876

Other income (deductions):
Interest and dividend income	10,966	17,367
Interest expense	(663)	(795)
Other, net	(2,041)	693

	8,262	17,265

Income before income taxes and minority interests	339,245	406,141

Income taxes	117,338	142,836

Income before minority interests	221,907	263,305

Minority interests	7,422	8,122

Net income	214,485	255,183

Note:
Net income per share
Basic	170.08 yen
Diluted	170.07 yen

Consolidated Statement of Stockholders’ Equity

Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

Balance at December 31, 2007	174,698	402,991	46,017	2,720,146	34,670	(456,186)	2,922,336

Conversion of convertible debt and other	38	(120)					(82)

Cash dividends				(75,663)			(75,663)

Transfers to legal reserve			6,483	(6,483)			—

Comprehensive income:

Net income				214,485			214,485

Other comprehensive income (loss), net of tax

Foreign currency translation adjustments					(48,367)		(48,367)

Net unrealized gains and losses on securities					(1,601)		(1,601)

Net gains and losses on derivative instruments					(1,439)		(1,439)

Pension liability adjustments					(1,707)		(1,707)

Total comprehensive income							161,371

Repurchase of treasury stock, net		(5)				(28)	(33)

Balance at June 30, 2008 (Unaudited)	174,736	402,866	52,500	2,852,485	(18,444)	(456,214)	3,007,929

  Non-Consolidated Financial Statements
Non-Consolidated Balance Sheets

ASSETS	Millions of yen
	As of June 30,	As of Dec. 31,
	2008	2007

Current assets	1,344,356	1,356,510

Cash and deposits	22,818	5,676

Notes receivable	247,038	233,775

Accounts receivable	564,623	604,547

Marketable securities	42,430	75,920

Finished goods	131,107	110,168

Work in process	124,410	112,051

Raw materials and supplies	5,077	4,731

Deferred tax assets	47,262	52,989

Short-term loans receivable	51,273	49,735

Other current assets	108,319	106,926

Allowance for doubtful receivables	(1)	(8)

Fixed assets	1,491,704	1,434,382

Property, plant and equipment, net	927,128	912,986

Buildings	491,715	465,680

Machinery	184,835	172,863

Vehicles	329	399

Tools and equipment	53,625	55,167

Land	138,187	138,165

Construction in progress	58,437	80,712

Intangibles fixed assets	43,125	42,497

Software	39,903	39,205

Other intangibles	3,222	3,292

Investments and other assets	521,451	478,899

Marketable securities-noncurrent	30,889	28,471

Investments in affiliated companies	411,166	367,132

Long-term loans receivable	6,767	6,767

Long-term pre-paid expenses	12,251	12,957

Deferred tax assets-noncurrent	55,505	57,381

Guarantees	1,392	1,787

Other noncurrent assets	3,539	4,465

Allowance for doubtful receivables-noncurrent	(58)	(61)

Total assets	2,836,060	2,790,892

LIABILITIES AND NET ASSETS	Millions of yen

	As of June 30,	As of Dec. 31,
	2008	2007

Current liabilities	811,879	854,642
Notes payable	2,519	2,440
Accounts payable	419,527	419,444
Short-term loans	139,914	94,465
Other payable	74,004	109,473
Accrued expenses	56,169	79,992
Accrued income taxes	78,830	115,668
Deposits	11,753	10,576
Accrued warranty expenses	3,269	4,705
Accrued bonuses for employees	5,197	5,194
Accrued directors’ bonuses	198	360
Other current liabilities	20,499	12,325
Noncurrent liabilities	42,185	45,684
Convertible debt	53	128
Accrued pension and severance cost	38,081	41,713
Accrued directors’ retirement benefits	1,449	1,368
Reserve for environmental provision	1,370	2,475
Accrued long service rewards for employees	1,232	-

Total liabilities	854,064	900,326

Stockholders’ Equity	1,979,601	1,886,784
Common stock	174,736	174,698
Capital surplus	306,282	306,250
Additional paid-in capital	306,262	306,225
Other capital surplus	20	25
Retained earnings	1,954,797	1,862,022
Legal reserve	22,114	22,114
Other retained earnings	1,932,683	1,839,908
Reserve for special depreciation	5,917	7,694
Reserve for deferral of capital gain on property	2,023	1,255
Special reserves	1,249,928	1,249,928
Retained earnings brought forward	674,815	581,031
Treasury stock, at cost	(456,214)	(456,186)
Valuation and translation adjustments	2,333	3,782
Net unrealized gains (losses) on securities	3,141	5,028
Net deferred gains (losses) on hedges	(808)	(1,246)
Subscription rights to shares	62	-

Total net assets	1,981,996	1,890,566

Total liabilities and net assets	2,836,060	2,790,892

Non-Consolidated Statements of Income

Millions of yen

		Six months ended	Six months ended
		June 30, 2008	June 30, 2007

	Net sales	1,395,347	1,370,988
	Cost of sales	894,697	830,843

	Gross profit	500,650	540,145

	Selling, general and administrative expenses	264,760	259,782

	Operating profit	235,890	280,363

	Other Income	62,703	60,708
	Interest income	687	1,684
	Dividend income	9,462	13,970
	Rental income	29,620	21,855
	Royalty income	15,203	17,726
	Miscellaneous income	7,731	5,473
	Other Expense	42,382	38,795
	Interest expense	1,928	314
	Depreciation of rental assets	26,321	19,009
	Loss on disposal and write-off of inventories	1,388	1,910
	Foreign exchange loss	8,920	12,499
	Miscellaneous loss	3,825	5,063

	Ordinary profit	256,211	302,276

	Non-Ordinary Income	16	494
	Gain on sales of fixed assets	16	404
	Gain on sales of marketable securities-noncurrent	0	90
	Non-Ordinary Loss	1,595	1,433
	Loss on sales and disposal of fixed assets	1,595	1,433

	Income before income taxes	254,632	301,337

Income taxes	-Current	77,625	104,356
	-Deferred	8,568	(3,944)

	Net income	168,439	200,925

Notes to Non-Consolidated Balance Sheets

1.	Accumulated depreciation of property, plant and equipment	915,209 million yen
	Accumulated impairment losses of property, plant and equipment	564 million yen
2.	Cautionary obligation and other cautionary obligation contract	20,786 million yen
Note to Non-Consolidated Statements of Income

Net income per share	133.57 yen
Standard for Allowances

(Accrued long service rewards for employees)
Accrued long service rewards is maintained based on expected amounts to cover the rewards payable under the byelaw applied to long-service employee.
Note to change in Accounting Policy

The Company has a byelaw for Refresh Leave to grant long service reward and refresh leave at a regular period to the employees who have been serving the Company for long years in order to refresh mind and body as well as generating new energy.

As the significance of amounts rose due to the increase in numbers of employees, and reinforcement of attendance record systems enabled to estimate the rational amounts of reward payable, the Company changed the accounting policy for long service reward from the expense of the term in which the reward was paid, to recognization of accrued long service reward based on expected amounts under the byelaw from this interim accounting period, in order to calculate periodical profit and loss more appropriately.

As a result, operating profit, ordinary profit and income before income taxes have decreased by 1,232 million yen, and net income has decreased by 739 million yen for the interim accounting period ended June 30, 2008.

Non-Consolidated Statement of changes in Stockholders’ Equity

	Stockholders’ equity
	Common stock	Capital surplus		Retained earnings
		Additional paid-in capital	Other capital surplus	Legal reserve
					Reserve for
					special
					depreciation

Balance at December 31, 2007	174,698	306,225	25	22,114	7,694

Changes in the term

Conversion of convertible debt	38	37

Transfer to reserve for special depreciation					116

Reversal of reserve for special depreciation					(1,893)

Transfer to reserve for deferral of capital gain on property

Reversal of reserve for deferral of capital gain on property

Dividends from surplus

Net income

Purchase of treasury stock

Disposal of treasury stock			(5)

Net change of items other than stockholders’ equity

Total changes in the term	38	37	(5)	—	(1,777)

Balance at June 30, 2008	174,736	306,262	20	22,114	5,917

Notes:

1.	Number of shares issued as of June 30, 2008	1,333,711,360 shares
2.	Classes and number of treasury stock

Classes of stock	Balance as of December 31, 2007	Increase	Decrease	Balance as of June 30, 2008

Common stock	72,588,428 shares	10,315 shares	3,869 shares	72,594,874 shares

(Reason for change)
The increase reflects the purchase of 10,315 shares based on the shareholders’ request for purchase of shares less-than-one-unit. The decrease reflects the sale of 3,869 shares based on the shareholders’ request for the sale of shares less-than-one-unit.

Millions of yen
Stockholders’ equity					Valuation and translation adjustments		Subscription rights to shares	Total net assets
Retained earnings			Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net deferred profits (losses) on hedges
Other retained earnings
Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward

1,255	1,249,928	581,031	(456,186)	1,886,784	5,028	(1,246)	-	1,890,566

				75				75

		(116)		-				-

		1,893		-				-

795		(795)		-				-

(27)		27		-				-

		(75,663)		(75,663)				(75,663)

		168,439		168,439				168,439

			(52)	(52)				(52)

			24	19				19

				-	(1,887)	438	62	(1,387)

768	-	93,784	(28)	92,817	(1,887)	438	62	91,430

2,023	1,249,928	674,815	(456,214)	1,979,601	3,141	(808)	62	1,981,996

3.	Dividend from surplus

Resolution	Classes of stock	Total amount of dividends (millions of yen)	Dividend per share (yen)	Record date	Effective date

March 28, 2008
The ordinary general meeting of shareholders	Common stock	75,663	60.00	December 31, 2007	March 31, 2008

July 24, 2008 Board of directors’ meeting	Common stock	69,361	55.00	June 30, 2008	August 26, 2008

  COMPANY PROFILE
The following statements are the status as of June 30, 2008, if not specified otherwise.

■ Canon Group Global Network
(1)  Major Overseas Bases

Name [Location]

R&D
Canon Development Americas, Inc. [U.S.A.]
Canon Technology Europe Ltd. [U.K.]
Canon Research Centre France S.A.S. [France]
Canon Information Systems Research Australia Pty. Ltd. [Australia]

Manufacturing
Canon Virginia, Inc. [U.S.A.]
Canon Giessen GmbH [Germany]
Canon Bretagne S.A.S. [France]
Canon Dalian Business Machines, Inc. [China]
Canon Zhuhai, Inc. [China]
Canon Zhongshan Business Machines Co., Ltd. [China]
Canon (Suzhou) Inc. [China]
Canon Inc, Taiwan [Taiwan]
Canon Hi-Tech (Thailand) Ltd. [Thailand]
Canon Vietnam Co., Ltd. [Vietnam]
Canon Opto (Malaysia) Sdn. Bhd. [Malaysia]

Marketing
Canon U.S.A., Inc. [U.S.A.]
Canon Canada Inc. [Canada]
Canon Latin America, Inc. [U.S.A.]
Canon Europa N.V. [Netherlands]
Canon (UK) Ltd. [U.K.]
Canon France S.A.S. [France]
Canon Deutschland GmbH [Germany]
Canon North-East Oy [Finland]
Canon Middle East FZ-LLC [U.A.E.]
Canon (China) Co., Ltd. [China]
Canon Hongkong Co., Ltd. [Hong Kong]
Canon Korea Consumer Imaging Inc. [Korea]
Canon Singapore Pte. Ltd. [Singapore]
Canon Australia Pty. Ltd. [Australia]
Canon do Brasil Indústria e Comércio Limitada [Brazil]
Canon Chile, S.A. [Chile]
Canon South Africa Pty. Ltd. [South Africa]

R&D, Manufacturing and Marketing
Canon Electronic Business Machines (H.K.) Co., Ltd. [Hong Kong]

(2)  Major Domestic Bases

Name [Location]

Canon Inc.,
Headquarters [Tokyo]
Kawasaki Office [Kanagawa Pref.]
Ayase Office [Kanagawa Pref.]
Hiratsuka Development Center [Kanagawa Pref.]
Optics R&D Center [Tochigi Pref.]
Tamagawa Plant [Kanagawa Pref.]
Kosugi Office [Kanagawa Pref.]
Toride Plant [Ibaraki Pref.]
Fuji-Susono Research Park [Shizuoka Pref.]
Yako Office [Kanagawa Pref.]
Utsunomiya Plant [Tochigi Pref.]
Utsunomiya Optical Products Plant [Tochigi Pref.]
Ami Plant [Ibaraki Pref.]

Manufacturing
Oita Canon Inc. [Oita Pref.]
Canon Chemicals Inc. [Ibaraki Pref.]
Nagahama Canon Inc. [Shiga Pref.]
Fukushima Canon Inc. [Fukushima Pref.]

Marketing
Canon Marketing Japan Inc. [Tokyo]
Canon Software Inc. [Tokyo]

R&D, Manufacturing and Marketing
Canon Electronics Inc. [Saitama Pref.]
Canon Finetech Inc. [Saitama Pref.]
Canon Machinery Inc. [Shiga Pref.]
Nisca Corporation [Yamanashi Pref.]
Canon Precision Inc. [Aomori Pref.]
Canon ANELVA Corporation [Kanagawa Pref.]

■ Main Activities of the Canon Group
     Canon Group is engaged in the development, manufacture and sales of the following products.

Operations		Main Products

Business Machines	Office Imaging Products	Network Multifunction Devices, Laser Multifunction Printers, Copying Machines

	Computer Peripherals	Laser Beam Printers, Inkjet Printers, Inkjet Multifunction Printers, Image Scanners

	Business Information Products	Computers, Document Scanners, Handy Terminals, Calculators, Electronic Dictionaries

Cameras		Digital Cameras, Digital Video Cameras, Interchangeable Lenses, LCD Projectors

Optical and Other Products	Semiconductor Production Equipment,
Mirror Projection Mask Aligners for LCDs,
Broadcast-use Television Lenses,
Medical Image Recording Equipment,
Large-Format Inkjet Printers,
Vacuum Equipment for Electronic
Components

■  Employees of the Canon Group
Consolidated

Number of employees	142,491 persons
(Increase of 11,139 persons from the end of the previous term)
Americas	10,881 persons
Europe	12,318 persons
Japan	58,906 persons
Others	60,386 persons
Note:
The number of employees represents the total number of employees excluding those who do not work full-time.
Non-Consolidated

Number of employees	21,986 persons
Increase from the end of the previous term	1,100 persons
Average age	39.2 years
Average years of service	15.7 years
Notes:

1.	The number of employees represents the total number of employees excluding those who do not work full-time.

2.	The number of employees does not include those who have been dispatched to affiliated companies, etc. (2,567 persons).
■  Shares and Share Options of the Company
(1) Shares
Number of Shares Issuable           3,000,000,000 shares
Number of Shares Issued, Capital Stock and Number of Shareholders

	As of the end of	Increase (decrease)	As of the end of
	the Previous Term	during this Half-Term	this Half-Term

Number of Shares	1,333,636,210	75,150	1,333,711,360
Issued (share)

Capital Stock (yen)	174,698,297,729	37,499,850	174,735,797,579

Number of Shareholders (person)	158,388	52	158,440

Note:
The increase of the number of shares issued and capital stock during this half-term reflect the conversion of convertible debentures into shares.

(2) Shareholding by Category

	Number of Shareholders	Number of Shares

Banking Companies	375	477,272,195

Securities Underwriting Companies	63	50,811,941

Other Domestic Companies	1,394	43,195,443

Foreign Companies, etc.	1,187	592,595,812

Individual and Others	155,420	97,241,095

Treasury Stock	1	72,594,874

Total	158,440	1,333,711,360

Shareholding Ratio
(3) Share Options
1. Share Options Issued as Stock Options

	Number of share	Class and number of shares	Number of
	options	to be acquired	holders

1st Share Options	5,920 options	Common stock 592,000 shares	63 persons

2. Convertible Debentures
The third series of Unsecured Convertible Debentures Due 2008

■  Directors and Corporate Auditors of the Company
Directors

Position	Name	Business in Charge or Representative of other Organization, etc.

Chairman & CEO	Fujio Mitarai	Chairman of Nippon Keidanren
President & COO	Tsuneji Uchida
Executive Vice President	Toshizo Tanaka	Group Executive of Policy & Economy Research
& CFO		Headquarters
Senior Managing Director	Nobuyoshi Tanaka	Group Executive of Corporate Intellectual
Property and Legal Headquarters
Senior Managing Director	Junji Ichikawa	Chief Executive of Optical Products Operations
Senior Managing Director	Akiyoshi Moroe	Group Executive of External Relations
Headquarters and Group Executive of General
Affairs Headquarters
Senior Managing Director	Kunio Watanabe	Group Executive of Corporate Planning
Development Headquarters and Deputy Group
Executive of Policy & Economic Research
Headquarters
Managing Director	Yoroku Adachi	President & CEO of Canon U.S.A., Inc.
Managing Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products
Operations
Managing Director	Tomonori Iwashita	Group Executive of Environment Headquarters
and Group Executive of Quality Management
Headquarters
Managing Director	Masahiro Osawa	Group Executive of Finance & Accounting
Headquarters
Managing Director	Shigeyuki Matsumoto	Group Executive of Device Technology
Development Headquarters and Deputy Group
Executive of Core Technology Development
Headquarters
Managing Director	Katsuichi Shimizu	Chief Executive of Inkjet Products Operations
Managing Director	Ryoichi Bamba	President of Canon Europa N.V.
Managing Director	Toshio Homma	Chief Executive of L Printer Products Operations
Managing Director	Masaki Nakaoka	Chief Executive of Office Imaging Products
Operations
Managing Director	Haruhisa Honda	Group Executive of Production Engineering
Headquarters
Director	Shunichi Uzawa	Executive Vice President of Canon U.S.A., Inc.
Director	Toshiyuki Komatsu	Deputy Group Executive of Corporate Planning
Development Headquarters
Director	Tetsuro Tahara	Group Executive of Global Manufacturing &
Logistics Headquarters
Director	Seijiro Sekine	Group Executive of Information &
Communication Systems Headquarters
Director	Shunji Onda	Group Executive of Global Procurement
Headquarters
Director	Kazunori Fukuma	President & Representative Director of SED Inc.
Director	Hideki Ozawa	President of Canon (China) Co., Ltd.
Director	Masaya Maeda	Group Executive of Image Communication
Products Operations

Corporate Auditors

Position	Name	Business in Charge or Representative of other Organization, etc.

Corporate Auditor	*Keijiro Yamazaki
Corporate Auditor	Kunihiro Nagata
Corporate Auditor	Tadashi Ohe	Attorney
Corporate Auditor	Yoshinobu Shimizu	Certified Public Accountant
Corporate Auditor	Minoru Shishikura

Notes:

1.	Mr. Fujio Mitarai, Mr. Tsuneji Uchida and Mr. Toshizo Tanaka are Representative Directors.

2.	Corporate Auditor with asterisk was newly elected at the Ordinary General Meeting of Shareholders for the 107th Business Term held on March 28, 2008, and assumed the office.

3.	Corporate Auditors Mr. Tadashi Ohe, Mr. Yoshinobu Shimizu and Mr. Minoru Shishikura are Outside Corporate Auditors defined by item 16, Article 2 of the Corporation Law.
■  Executive Officers of the Company

Name	Business in Charge or Representative of other Organization, etc.

Sachio Kageyama	President of Canon Vietnam Co., Ltd.
Masayuki Ito	President & Representative Director of Canon Ecology Industry Inc.
Masahiro Haga	Executive Vice President of Canon U.S.A., Inc.
Kengo Uramoto	Group Executive of Human Resources Management & Organization
Headquarters
Masanori Yamada	Deputy Chief Executive of Office Imaging Products Operations
Akio Noguchi	Deputy Chief Executive of Peripheral Products Operations
Hiroyuki Suematsu	Chief Executive of Chemical Products Operations
Yasuhiro Tani	Group Executive of Digital Platform Technology Development
Headquarters

■  Accounting Auditor
Ernst & Young ShinNihon LLC
Hibiya Kokusai Building
2-3, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo
(Effective July 1, 2008, Ernst & Young ShinNihon has become Ernst & Young ShinNihon LLC due to a change in legal status.)

  INFORMATION ON SHARES

Business term:
From January 1 to December 31 of each year
Ordinary general meeting of shareholders:
March of each year
Record date for above:
December 31 of each year
Record date for interim dividends:
June 30 of each year
Manager of the register of shareholders:
Mizuho Trust & Banking Co., Ltd. 2-1, Yaesu 1-chome, Chuo-ku, Tokyo
Business handling place:
Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd.
Mailing address and telephone number:
Business Office of Stock Transfer Agency Department Mizuho Trust & Banking Co., Ltd. 17-7, Saga 1-chome, Koto-ku, Tokyo 135-8722 Telephone: 0120-288-324 (toll free) 03-5213-5213
Intermediary office:
Branches of Mizuho Trust & Banking Co., Ltd. Head Office and Branches of Mizuho Investors Securities Co., Ltd.
Number of shares constituting one unit:
100 shares
Newspaper in which public notice is inserted:
The Nihon Keizai Shimbun
Stock exchange listings:
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York
Stock code:
7751
Fee for issuing share certificate:
The amount equivalent to stamp duty for issue of each new share certificate

Canon

Canon Inc., Headquarters
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501
Telephone: 03-3758-2111

URL
Canon Inc.   canon.jp
Canon Worldwide Network   www.canon.com